Exhibit 99.1

FinVolution Group Reports Third Quarter 2024 Unaudited Financial Results

-Third Quarter Total Transaction Volume reached RMB52.2 billion, up 1.8% year-over-year-

-Third Quarter International Transaction Volume reached RMB2.7 billion, up 22.7% year-over-year-

-Third Quarter International Revenues increased to RMB635.5 million, up 8.7% year-over-year, contributing 19.4% of total net revenues-

SHANGHAI, November 18, 2024 /PRNewswire/ – FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform in China, Indonesia and the Philippines, today announced its unaudited financial results for the third quarter ended September 30, 2024.

	For the Three Months Ended/As of
	September 30, 2023	September 30, 2024	YoY Change
Total Transaction Volume (RMB in billions)[1]	51.3	52.2	1.8%
Transaction Volume (China’s Mainland)[2]	49.1	49.5	0.8%
Transaction Volume (International)[3]	2.2	2.7	22.7%
Total Outstanding Loan Balance (RMB in billions)	65.9	68.1	3.3%
Outstanding Loan Balance (China’s Mainland)[4]	64.6	66.5	2.9%
Outstanding Loan Balance (International)[5]	1.3	1.6	23.1%

Third Quarter 2024 China Market Operational Highlights

●	Cumulative registered users[6] reached 166.8 million as of September 30, 2024, an increase of 9.3% compared with September 30, 2023.

●	Cumulative borrowers[7] reached 26.3 million as of September 30, 2024, an increase of 6.0% compared with September 30, 2023.

●	Number of unique borrowers[8] for the third quarter of 2024 was 2.0 million, a decrease of 13.0% compared with the same period of 2023.

●	Transaction volume[2] reached RMB49.5 billion for the third quarter of 2024, an increase of 0.8% compared with the same period of 2023.

●	Transaction volume facilitated for repeat individual borrowers[9] for the third quarter of 2024 was RMB43.0 billion, an increase of 1.4% compared with the same period of 2023.

●	Outstanding loan balance[4] reached RMB66.5 billion as of September 30, 2024, an increase of 2.9% compared with September 30, 2023.

●	Average loan size[10] was RMB10,066 for the third quarter of 2024, compared with RMB8,505 for the same period of 2023.

●	Average loan tenure[11] was 8.0 months for the third quarter of 2024, compared with 8.2 months for the same period of 2023.

●	90 day+ delinquency ratio[12] was 2.50% as of September 30, 2024, compared with 1.67% as of September 30, 2023.

1 Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.

2 Represents our transaction volume facilitated in China’s Mainland during the period presented. During the third quarter, RMB14.6 billion were facilitated under the capital-light model, for which the Company does not bear principal risk.

3 Represents our transaction volume facilitated in markets outside China’s Mainland during the period presented.

4 Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market excluding loans delinquent for more than 180 days from such date. As of September 30, 2024, RMB21.4 billion were facilitated under the capital-light model, for which the Company does not bear principal risk.

5 Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets excluding loans delinquent for more than 30 days from such date.

6 On a cumulative basis, the total number of users in China’s Mainland market registered on the Company’s platform as of September 30, 2024.

7 On a cumulative basis, the total number of borrowers in China’s Mainland market registered on the Company’s platform as of September 30, 2024.

8 Represents the total number of borrowers in China’s Mainland who have successfully borrowed on the Company’s platform during the period presented.

9 Represents the transaction volume facilitated for repeat borrowers in China’s Mainland who successfully completed a transaction on the Company’s platform during the period presented.

10 Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.

11 Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.

12 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans, excluding loans facilitated under the capital-light model, that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of loans, excluding loans facilitated under the capital-light model on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

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Third Quarter 2024 International Market Operational Highlights

●	Cumulative registered users[13] reached 32.4 million as of September 30, 2024, an increase of 44.0% compared with September 30, 2023.

●	Cumulative borrowers[14] for the international market reached 6.3 million as of September 30, 2024, an increase of 43.2% compared with September 30, 2023.

●	Number of unique borrowers[15] for the third quarter of 2024 was 1.4 million, an increase of 50.5% compared with the same period of 2023.

●	Number of new borrowers[16] for the third quarter of 2024 was 0.67 million, an increase of 59.5% compared with the same period of 2023.

●	Transaction volume[3] reached RMB2.7 billion for the third quarter of 2024, an increase of 22.7% compared with the same period of 2023.

●	Outstanding loan balance[5] reached RMB1.6 billion as of September 30, 2024, an increase of 23.1% compared with September 30, 2023.

●	International business revenue was RMB635.5 million (US$90.6 million) for the third quarter of 2024, an increase of 8.7% compared with the same period of 2023, representing 19.4% of total revenue for the third quarter of 2024.

Third Quarter 2024 Financial Highlights

●	Net revenue was RMB3,276.1 million (US$466.8 million) for the third quarter of 2024, compared with RMB3,197.5 million for the same period of 2023.

●	Net profit was RMB624.1 million (US$88.9 million) for the third quarter of 2024, compared with RMB574.7 million for the same period of 2023.

●	Non-GAAP adjusted operating income,[17] which excludes share-based compensation expenses before tax, was RMB599.8 million (US$85.5 million) for the third quarter of 2024, compared with RMB583.8 million for the same period of 2023.

●	Diluted net profit per American depositary share (“ADS”) was RMB2.40 (US$0.34) and diluted net profit per share was RMB0.48 (US$0.07) for the third quarter of 2024, compared with RMB2.05 and RMB0.41 for the same period of 2023 respectively.

●	Non-GAAP diluted net profit per ADS was RMB2.55 (US$0.36) and non-GAAP diluted net profit per share was RMB0.51 (US$0.07) for the third quarter of 2024, compared with RMB2.16 and RMB0.43 for the same period of 2023 respectively. Each ADS of the Company represents five Class A ordinary shares of the Company.

13 On a cumulative basis, the total number of users registered on the Company’s platforms outside China’s Mainland market, as of September 30, 2024.

14 On a cumulative basis, the total number of borrowers on the Company’s platforms outside China’s Mainland market, as of September 30, 2024.

15 Represents the total number of borrowers outside China’s Mainland who have successfully borrowed on the Company platforms during the period presented.

16 Represents the total number of new borrowers outside China’s Mainland whose transactions were facilitated on the Company’s platforms during the period presented.

17 Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

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Mr. Tiezheng Li, Chief Executive Officer of FinVolution, commented, “Through strong execution of our Local Excellence, Global Outlook strategy, we have cumulatively served 32.6 million borrowers across China, Indonesia and the Philippines as of the end of the third quarter. We continued to prioritize the acquisition of high-quality borrowers, once again driving the total number of new borrowers across all our platforms beyond the one million mark. Total transaction volume reached RMB52.2 billion, while total outstanding loan balance reached RMB68.1 billion, up 1.8% and 3.3% year-over-year, respectively.

“Our international markets continued to deliver faster growth with solid progress across numerous metrics. The number of new borrowers in the international markets surpassed the number of new borrowers in the China market for the second consecutive quarter, reaching 671 thousand, up 59.5% year-over-year. Also, the international market’s transaction volume and outstanding loan balances rose to RMB2.7 billion and RMB1.6 billion, up 22.7% and 23.1% year-over-year, respectively, validating our deep commitment to international expansion,” concluded Mr. Li.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “Our financial performance improved progressively with net revenues for the third quarter reaching RMB3,276.1 million (US$466.8 million), up 2.5% year-over-year. Contributions from international revenue grew further to RMB635.5 million (US$90.6 million), up 8.7% year-over-year, and accounted for 19.4% of total revenue. Our total liquidity position as of September 30, 2024 stood at RMB8,970.3 million (US$1,278.3 million), up 13.1% from December 31, 2023, reflecting our ability to deliver consistent growth across all our markets while strengthening our capital return program.

“As part of our commitment to consistently return value to shareholders through business growth and capital return, we deployed US$24.3 million in the third quarter of 2024 to repurchase our shares on the secondary market. For the first nine months of 2024, we deployed US$81.1 million to repurchase our shares on the secondary market, up 23.2% year-over-year. Cumulatively, we have returned a total of US$686.1 million to our shareholders through our capital return program since 2018, demonstrating our dedication to consistent and sustainable shareholder value creation,” concluded Mr. Xu.

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Third Quarter 2024 Financial Results

Net revenue for the third quarter of 2024 was RMB3,276.1 million (US$466.8 million), compared with RMB3,197.5 million for the same period of 2023. This increase was primarily due to the increase in loan facilitation service fees, guarantee income and other revenue.

Loan facilitation service fees was RMB1,253.1 million (US$178.6 million) for the third quarter of 2024, compared with RMB1,129.8 million for the same period of 2023. The increase was primarily due to the increase in the transaction volume.

Post-facilitation service fees was RMB425.3 million (US$60.6 million) for the third quarter of 2024, compared with RMB498.9 million for the same period of 2023. This decrease was primarily due to the rolling impact of deferred transaction fees in the China market.

Guarantee income was RMB1,234.8 million (US$176.0 million) for the third quarter of 2024, compared with RMB1,152.0 million for the same period of 2023. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans in the international market, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB185.7 million (US$26.5 million) for the third quarter of 2024, compared with RMB273.3 million for the same period of 2023.This decrease was primarily due to the decrease in the average outstanding loan balances of on-balance sheet loans in the international markets.

Other revenue was RMB177.1 million (US$25.2 million) for the third quarter of 2024, compared with RMB143.5 million for the same period of 2023. This increase was primarily due to the increase in the contributions from other revenue streams.

Origination, servicing expenses and other costs of revenue was RMB603.1 million (US$85.9 million) for the third quarter of 2024, compared with RMB520.0 million for the same period of 2023. This increase was primarily due to the increase in facilitation costs and loan collection expenses as a result of higher outstanding loan balances.

Sales and marketing expenses was RMB560.2 million (US$79.8 million) for the third quarter of 2024, compared with RMB530.1 million for the same period of 2023, as a result of our more proactive customer acquisition efforts focusing on quality borrowers in both China and the international markets.

Research and development expenses was RMB130.7 million (US$18.6 million) for the third quarter of 2024, compared with RMB132.6 million for the same period of 2023. This decrease was primarily due to our improvements in technology development efficiency.

General and administrative expenses was RMB116.8 million (US$16.6 million) for the third quarter of 2024, compared with RMB98.6 million for the same period of 2023. This increase was primarily due to the increased benefits we provided to our employees.

Provision for accounts receivable and contract assets was RMB99.0 million (US$14.1 million) for the third quarter of 2024, compared with RMB86.9 million for the same period of 2023. This increase was primarily due to the increase in transaction loan volume in both China and international markets.

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Provision for loans receivable was RMB82.4 million (US$11.7 million) for the third quarter of 2024, compared with RMB176.8 million for the same period of 2023. This decrease was primarily due to the decrease in the loan volume and the outstanding loan balances of on-balance sheet loans in the international markets.

Credit losses for quality assurance commitment was RMB1,123.6 million (US$160.1 million) for the third quarter of 2024, compared with RMB1,099.2 million for the same period of 2023. The increase was primarily due to the increased outstanding loan balances of off-balance sheet loans in the international markets.

Operating profit was RMB560.2 million (US$79.8 million) for the third quarter of 2024, compared with RMB553.4 million for the same period of 2023.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB599.8 million (US$85.5 million) for the third quarter of 2024, compared with RMB583.8 million for the same period of 2023.

Other income was RMB185.5 million (US$26.4 million) for the third quarter of 2024, compared with RMB124.4 million for the same period of 2023. The increase was mainly due to the increase in government subsidies.

Income tax expense was RMB121.7 million (US$17.3 million) for the third quarter of 2024, compared with RMB103.1 million for the same period of 2023. This increase was mainly due to the increase in pre-tax profit and the change in effective tax rate.

Net profit was RMB624.1 million (US$88.9 million) for the third quarter of 2024, compared with RMB574.7 million for the same period of 2023.

Net profit attributable to ordinary shareholders of the Company was RMB623.6 million (US$88.9 million) for the third quarter of 2024, compared with RMB566.0 million for the same period of 2023.

Diluted net profit per ADS was RMB2.40 (US$0.34) and diluted net profit per share was RMB0.48 (US$0.07) for the third quarter of 2024, compared with RMB2.05 and RMB0.41 for the same period of 2023 respectively.

Non-GAAP diluted net profit per ADS was RMB2.55 (US$0.36) and non-GAAP diluted net profit per share was RMB0.51 (US$0.07) for the third quarter of 2024, compared with RMB2.16 and RMB0.43 for the same period of 2023 respectively. Each ADS represents five Class A ordinary shares of the Company.

As of September 30, 2024, the Company had cash and cash equivalents of RMB5,104.3 million (US$727.4 million) and short-term investments, mainly in wealth management products and term deposits, of RMB3,866.0 million (US$550.9 million).

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The following chart shows the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for loan products facilitated through the Company’s platform in China’s Mainland as of September 30, 2024. Loans facilitated under the capital-light model, for which the Company does not bear principal risk, are excluded from the chart.

Shares Repurchase Update

For the third quarter of 2024, the Company deployed a total of US$24.3 million to repurchase its own Class A ordinary shares in the form of ADSs in the market. As of September 30, 2024, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$361.1 million since 2018.

Business Outlook

While the macroeconomic recovery continued to gain traction with pockets of improvement since the beginning of 2024, uncertainties persist in the markets in which we operate. The Company has observed encouraging signs of recovery and will continue to closely monitor macro conditions across our pan-Asian markets and remain prudent in our business operations. The Company reiterates its full-year 2024 transaction volume guidance for the China market in the range of RMB195.7 billion to RMB205.0 billion, representing year-over-year growth of approximately 5.0% to 10.0%. At the same time, the Company expects its full-year 2024 transaction volume for the international markets to be in the range of RMB9.4 billion to RMB11.0 billion, representing year-over-year growth of approximately 20.0% to 40.0%.

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The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:30 PM U.S. Eastern Time on November 18, 2024 (8:30 AM Beijing/Hong Kong Time on November 19, 2024).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
Canada (toll free):	+1-855-669-9657
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	+852-3018-4992
Mainland, China:	400-120-1203

Participants should dial in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 25, 2024, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
Canada (toll free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	3196612

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of September 30, 2024, the Company had 199.2 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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Non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the rate in effect as of September 30, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Jimmy Tan, IRC

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,969,319	5,104,262	727,352
Restricted cash	1,800,071	1,828,148	260,509
Short-term investments	2,960,821	3,866,027	550,904
Investments	1,135,133	1,169,383	166,636
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB529,392 and RMB453,718 as of December 31, 2023 and September 30, 2024, respectively	1,755,615	1,722,136	245,402
Intangible assets	98,692	137,298	19,565
Property, equipment and software, net	140,933	637,928	90,904
Loans receivable, net of credit loss allowance for loans receivable of RMB214,550 and RMB206,241 as of December 31, 2023 and September 30, 2024, respectively	1,127,388	2,217,496	315,991
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB310,394 and RMB280,927 as of December 31, 2023 and September 30, 2024, respectively	2,208,538	2,208,504	314,709
Deferred tax assets	1,624,325	2,395,800	341,399
Right of use assets	38,110	29,987	4,273
Prepaid expenses and other assets	3,384,317	1,411,192	201,093
Goodwill	50,411	50,411	7,184
Total assets	21,293,673	22,778,572	3,245,921
Liabilities and Shareholders’ Equity
Deferred guarantee income	1,882,036	1,629,253	232,167
Liability from quality assurance commitment	3,306,132	3,166,283	451,192
Payroll and welfare payable	261,528	229,497	32,703
Taxes payable	207,477	637,803	90,886
Short-term borrowings	5,756	5,995	854
Funds payable to investors of consolidated trusts	436,352	435,669	62,082
Contract liability	5,109	11,573	1,649
Deferred tax liabilities	340,608	464,312	66,164
Accrued expenses and other liabilities	941,899	1,286,654	183,347
Leasing liabilities	35,878	25,266	3,600
Total liabilities	7,422,775	7,892,305	1,124,644
Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	15
Additional paid-in capital	5,748,734	5,811,096	828,075
Treasury stock	(1,199,683)	(1,730,759)	(246,631)
Statutory reserves	762,472	762,472	108,651
Accumulated other comprehensive income	80,006	64,421	9,180
Retained Earnings	8,357,153	9,618,263	1,370,592
Total FinVolution Group shareholders’ equity	13,748,785	14,525,596	2,069,882
Non-controlling interest	122,113	360,671	51,395
Total shareholders’ equity	13,870,898	14,886,267	2,121,277
Total liabilities and shareholders’ equity	21,293,673	22,778,572	3,245,921

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Operating revenue:
Loan facilitation service fees	1,129,776	1,253,113	178,567	3,413,070	3,349,581	477,311
Post-facilitation service fees	498,916	425,348	60,612	1,474,274	1,279,776	182,367
Guarantee income	1,152,047	1,234,752	175,951	3,211,480	3,879,794	552,866
Net interest income	273,274	185,742	26,468	821,953	635,852	90,608
Other Revenue	143,514	177,096	25,236	403,071	464,129	66,138
Net revenue	3,197,527	3,276,051	466,834	9,323,848	9,609,132	1,369,290
Operating expenses:
Origination, servicing expenses and other cost of revenue	(519,985)	(603,071)	(85,937)	(1,548,373)	(1,717,857)	(244,793)
Sales and marketing expenses	(530,110)	(560,220)	(79,831)	(1,396,061)	(1,482,724)	(211,286)
Research and development expenses	(132,588)	(130,736)	(18,630)	(383,381)	(370,483)	(52,793)
General and administrative expenses	(98,641)	(116,759)	(16,638)	(274,813)	(300,978)	(42,889)
Provision for accounts receivable and contract assets	(86,884)	(99,018)	(14,110)	(217,535)	(221,917)	(31,623)
Provision for loans receivable	(176,776)	(82,394)	(11,741)	(479,281)	(255,667)	(36,432)
Credit losses for quality assurance commitment	(1,099,154)	(1,123,628)	(160,116)	(3,153,288)	(3,512,299)	(500,499)
Total operating expenses	(2,644,138)	(2,715,826)	(387,003)	(7,452,732)	(7,861,925)	(1,120,315)
Operating profit	553,389	560,225	79,831	1,871,116	1,747,207	248,975
Other income, net	124,387	185,517	26,436	327,065	284,178	40,495
Profit before income tax expense	677,776	745,742	106,267	2,198,181	2,031,385	289,470
Income tax expenses	(103,061)	(121,666)	(17,337)	(343,528)	(324,295)	(46,212)
Net profit	574,715	624,076	88,930	1,854,653	1,707,090	243,258
Net profit attributable to non-controlling interest shareholders	8,757	481	69	38,377	4,649	662
Net profit attributable to FinVolution Group	565,958	623,595	88,861	1,816,276	1,702,441	242,596
Foreign currency translation adjustment, net of nil tax	(88,159)	21,206	3,022	(36,624)	(15,585)	(2,221)
Total comprehensive income attributable to FinVolution Group	477,799	644,801	91,883	1,779,652	1,686,856	240,375
Weighted average number of ordinary shares used in computing net income per share
Basic	1,356,802,618	1,273,874,143	1,273,874,143	1,385,417,916	1,294,603,294	1,294,603,294
Diluted	1,382,049,817	1,300,972,157	1,300,972,157	1,414,900,795	1,325,385,787	1,325,385,787
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.42	0.49	0.07	1.31	1.32	0.19
Diluted	0.41	0.48	0.07	1.28	1.28	0.18
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.09	2.45	0.35	6.55	6.58	0.94
Diluted	2.05	2.40	0.34	6.42	6.42	0.92

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	178,370	1,577,985	224,861	1,357,273	2,737,763	390,128
Net cash provided by/(used in) investing activities	591,067	(1,895,758)	(270,143)	1,516,238	(1,547,729)	(220,550)
Net cash used in financing activities	(110,924)	(253,744)	(36,158)	(1,516,270)	(1,024,661)	(146,013)
Effect of exchange rate changes on cash and cash equivalents	(11,383)	27,198	3,876	27,416	(2,353)	(334)
Net increase/ (decrease) in cash, cash equivalent and restricted cash	647,130	(544,319)	(77,564)	1,384,657	163,020	23,231
Cash, cash equivalent and restricted cash at beginning of period	7,216,614	7,476,729	1,065,425	6,479,087	6,769,390	964,630
Cash, cash equivalent and restricted cash at end of period	7,863,744	6,932,410	987,861	7,863,744	6,932,410	987,861

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FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Net Revenues	3,197,527	3,276,051	466,834	9,323,848	9,609,132	1,369,290
Less: total operating expenses	(2,644,138)	(2,715,826)	(387,003)	(7,452,732)	(7,861,925)	(1,120,315)
Operating Income	553,389	560,225	79,831	1,871,116	1,747,207	248,975
Add: share-based compensation expenses	30,376	39,599	5,643	82,192	109,988	15,673
Non-GAAP adjusted operating income	583,765	599,824	85,474	1,953,308	1,857,195	264,648

Operating Margin	17.3%	17.1%	17.1%	20.1%	18.2%	18.2%
Non-GAAP operating margin	18.3%	18.3%	18.3%	20.9%	19.3%	19.3%
Non-GAAP adjusted operating income	583,765	599,824	85,474	1,953,308	1,857,195	264,648
Add: other income, net	124,387	185,517	26,436	327,065	284,178	40,495
Less: income tax expenses	(103,061)	(121,666)	(17,337)	(343,528)	(324,295)	(46,212)
Non-GAAP net profit	605,091	663,675	94,573	1,936,845	1,817,078	258,931
Net profit attributable to non-controlling interest shareholders	8,757	481	69	38,377	4,649	662
Non-GAAP net profit attributable to FinVolution Group	596,334	663,194	94,504	1,898,468	1,812,429	258,269

Weighted average number of ordinary shares used in computing net income per share
Basic	1,356,802,618	1,273,874,143	1,273,874,143	1,385,417,916	1,294,603,294	1,294,603,294
Diluted	1,382,049,817	1,300,972,157	1,300,972,157	1,414,900,795	1,325,385,787	1,325,385,787
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.44	0.52	0.07	1.37	1.40	0.20
Diluted	0.43	0.51	0.07	1.34	1.37	0.19
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.20	2.60	0.37	6.85	7.00	1.00
Diluted	2.16	2.55	0.36	6.71	6.84	0.97

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